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                             TERMS AND CONDITIONS
                     WORLDWIDE SPORTS & RECREATION, INC.
                         SENIOR CREDIT FACILITIES

     Except as otherwise set forth herein, the terms and conditions of the financing committed to herein shall be on the same terms and conditions as is set forth in the Amended and Restated Credit Agreement dated February 8, 2000, among Worldwide Sports & Recreation, Inc., as Borrower, Antares Capital Corporation, as Agent, and the lenders party thereto (the "Existing Credit Agreement") and other Loan Documents and shall contain the same representations and warranties (any representation and warranty which is made as of a specific date shall be required to be brought down to the effective date, all relevant representations and warranties shall be expanded to include appropriate references to the Purchase (as hereinafter defined) and all schedules contained in Article III of the Existing Credit Agreement shall be updated), affirmative, negative and financial covenants, conditions and defaults. The transaction will be documented as an amendment to, or as an amendment and restatement of, the Existing Credit Agreement. All dates are calculated from the effective date of the closing of the amendment or amendment and restatement (the "Effective Date"). Capitalized terms used but not defined herein shall have the meaning set forth in the Existing Credit
Agreement:

LENDERS: A syndicate of financial institutions (including Antares) arranged by Antares Capital Corporation.

AGENT:              Antares Capital Corporation

FACILITIES:         $160,000,000; comprised of a $50,000,000 Revolving Credit
                    Facility, a $50,000,000 Term Loan A, and a $60,000,000
                    Term Loan B (collectively, the "Facilities"). The
                    Revolving Credit Facility will also include a letter of credit subfacility in an amount to be determined and shall no longer be subject to a "clean down" provision.

USE OF PROCEEDS:    To provide a portion of the funds for the purchase (the
                    "Purchase") of the capital stock of Serengeti Eyewear, Inc. ("Serengeti") by a wholly-owned subsidiary of Borrower ("Newco"), refinance indebtedness of Serengeti, to amend and restate existing indebtedness to Lenders, to provide for working capital and for general corporate purposes, and to fund certain fees and expenses associated with the closing of the Facilities and the Purchase.

TERM:               Revolver:       6 years
                    Term Loan A:    6 years
                    Term Loan B:    6 1/2 years

TERM LOAN
AMORTIZATION:       Term Loan A and Term Loan B will be payable in equal
                    quarterly installments of principal due on the last day of each March, June, September and December, commencing
                    September 30, 2000, according to the amortization schedule set forth below:

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

               LOAN YEAR        TERM LOAN A         TERM LOAN B
               ---------        -----------         -----------
                   1            $5,000,000          $600,000
                   2            $7,000,000          $600,000
                   3            $8,500,000          $600,000
                   4            $9,500,000          $600,000
                   5            $10,000,000         $600,000
                   6            $10,000,000         $600,000
                   7                                $56,400,000 (2 installments)
                                -----------         ------------
                                $50,000,000         $60,000,000

INTEREST RATES:     For the first year following the Effective Date, the
                    outstanding principal balance under the Revolving Credit
                    Facility and the Term Loan A would bear interest at Borrower's option at a fluctuating rate equal to (a) the Base Rate plus one and three quarters percent (1.75%) per annum, or (b) the LIBOR Rate plus three percent (3.00%) per annum. The Term Loan B would bear interest at Borrower's option at a fluctuating rate equal to (a) the Base Rate plus two and one quarter percent (2.25%) per annum, or (b) the LIBOR Rate plus three and one half percent (3.50%) per annum. After the first year following the effective date, the outstanding balance under our Revolving Credit Facility and Term Loans would bear interest at the Base Rate or LIBOR Rate plus the Applicable Margins determined in accordance with the pricing grids and methodology set forth in the existing
                    Credit Agreement.

                    The Base Rate equals the greater of (a) Prime Rate appearing in the "Money Rates" section of THE WALL STREET JOURNAL or another national publication selected by Agent and (b) the Federal Funds Rate plus one half of one percent. All interest based on the Prime Rate shall be calculated using a 365-366 day year and actual days elapsed.

SECURITY:           The Agent, for the benefit of the Agent and Lenders,
                    would receive the liens, security interest and guaranties contemplated by the Existing Credit Agreement except there shall not be pledged to Agent, directly or indirectly, any equity security which is registered on a national securities exchange.

FEES: In addition to the fees set forth in the Existing Credit Agreement, Borrower will pay to Agent, individually, the fees in the amounts and at the times set forth in the fee letter of even date herewith between Agent and Borrower.

FINANCIAL
COVENANTS:          Financial covenants will include: Minimum Fixed Charge
                    Coverage, Minimum EBITDA, Maximum Total Debt to EBITDA,
                    Minimum Total Interest Coverage, and Maximum Capital
                    Expenditures, in each instance, financial covenant levels to be set forth in the definitive loan


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                    documentation. It is further understood that the Maximum
                    Total Debt to EBITDA covenant will be calculated using an average revolver balance. The average revolver will be calculated using actual (to the extent reported) and projected monthly revolver balances for the first twelve months following the Effective Date and a trailing twelve month revolver average thereafter.

OTHER TERMS AND
CONDITIONS:         Other terms and conditions include, but are not limited
                    to, the following:

                    (a) Both before and after giving effect to the amendment, or amendment and restatement, the Purchase and funding of additional subordinated indebtedness, no Default or Event of Default shall exist.

                    (b) The amount of business interruption insurance shall be increased to an amount to be determined and all insurance shall be reasonably satisfactory to Agent.

                    (c) WPP Group, management, and other investors shall be required to invest a minimum of $15,000,000 of "new" cash equity into the capital stock of Borrower to complete the Purchase and no mandatory prepayment shall be required in connection therewith. In addition to the subordinated debt referred to in clause (h) below, Borrower shall have issued Junior Subordinated Debt of $12,200,000 on terms and conditions acceptable to Agent.

                    (d) Agent's satisfactory review of the remaining due diligence items including without limitation, the legal due diligence, all of which must be in form and substance satisfactory to Antares.

                    (e) Receipt by Antares, in form and substance satisfactory to Antares, of such organization and authority materials, opinions of counsel, evidence of insurance, pay-off letters and termination statements as Antares may reasonably require.

                    (f) The "ownership" Event of Default shall be amended to require WPP to maintain a cash equity investment in Borrower of not less than $43,500,000 and shall require Borrower to continue to maintain not less than the percentage equity interest in each subsidiary which it owns after giving effect to the Purchase.

                    (g) Newco shall have acquired, or shall simultaneously acquire, not less than 90% of the issued and outstanding capital stock of Serengeti. Borrower shall cause Newco to merge with and into Serengeti and to delist Serengeti as soon as reasonably possible.

                    (h) Subordinated Noteholders (which may include Metropolitan Life Insurance Company or other Persons) shall have (i) consented to the Purchase, (ii) consented to the amendment to, or amendment and restatement of, the Existing Credit Agreement, (iii) reaffirmed the


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                    continuing subordination of the Subordinated
                    Indebtedness to the Obligations, (iv) amended or amended and restated the Subordinated Note Agreement and related documents, on terms and conditions, including subordination terms, acceptable to Antares, which amendment, or amendment and restatement, shall, among other things, (x) increase the Maximum Senior Principal Amount (as defined therein) to $184,000,000, and (y) Subordinated Noteholders shall have purchased for cash at par, and Borrower will have issued, additional subordinated notes of $13,300,000. The terms and conditions of the Subordinated Loan Documents as in effect on the date hereof are acceptable.

                    (i) Agent shall have received all of the agreements (including an amended and restated credit agreement), documents, instruments and opinions set forth on the Closing Agenda prepared by Agent's counsel, all of which must be in form and substance reasonably satisfactory to Agent and duly executed where applicable. Agent shall use documents substantially similar to those used for the February, 2000 transaction.

                    (j) Not more than $20,000,000 (subject to increases or decreases in working capital levels which have occurred in the normal course of business) in Revolving Loans shall be outstanding after giving effect to the Purchase and payment of all costs and expenses in connection therewith.

                    (k) Within 90 days after the Effective Date, Borrower shall have entered into Rate Contracts with respect to at least 50% of the aggregate Term Loans on the Effective Date after giving effect to the Purchase.

                    (l) There has been no material adverse change in the operations, business, properties, financial condition or prospects of (i) Borrower or Borrower and its Subsidiaries taken as a whole since April 30, 2000, or
                    (ii) Serengeti and its Subsidiaries taken as a whole since April 30, 2000. A material adverse change in the financial condition of Serengeti and its Subsidiaries shall not be deemed to have occurred due solely to Serengeti's EBITDA for June, July or August of 2000 being less than Serengeti's EBITDA projections for those months which were previously provided in writing to Agent by Borrower; provided Serengeti's actual reported EBITDA (without regard to adjustments) for: (A) June, 2000 is not less than $500,000, (B) July, 2000 is not less than $0, or (C) August, 2000 is not less than negative $200,000.

                    (m) Any new disclosures set forth on the updated schedules not expressly permitted under the terms of the Existing Credit Agreement shall be acceptable to Agent and Lenders.


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